

Mail Stop 3720

July 14, 2009

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

> **Re: ITT Educational Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-13144**

Dear Mr. Fitzpatrick :

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 36

1. We refer to your discussion of your results of operations and particularly operating income. One of the objectives of MD&A is to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management. We note that operating income increased 35% from 2007. You cite greater efficiencies in operations, lower amortization expense associated with certain assets and decreased costs associated with laptop sales. However, it is not clear to what degree each of these factors had on your operating results. Accordingly, we note that you put 9 new institutes into place in fiscal 2008, expect to continue to expand your operations in 2009 and that laptop sales account for only a portion of other revenue, which was less than 3% in 2008. Please revise to:

   - clearly disclose and quantify each material factor that contributed to the change in operating income;
   - describe any other known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.
   - provide insight into the underlying business drivers or conditions that contributed to these changes; and
   - disclose the impact that the current weakened economy has had on your business and describe how and the extent to which it has or you expect it to have on your results of operations.

   For further guidance, please refer to Item 303 Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 1. Business and Significant Accounting Policies, page F-7

Direct Marketing Costs, page F-8

2. We refer to your accounting policy for direct marketing costs. You state that you amortize these costs on a cost-pool-by-cost-pool basis over the period that you expect to receive revenue streams associated with those assets. You further state that since you recognize tuition on a straight-line basis over the program length, you recognize the amortization of the capitalized direct marketing costs on a straight-line basis over the program length. Please define "program length" for us, specifically indicating the periods over which you amortize these costs and how this compares to the period over which revenue is recognized. Describe how you account for these direct marketing costs and why you believe deferral over this period is appropriate. Also provide a schedule summarizing the amount and types of costs capitalized during each period for which an income statement is presented. Tell us the consideration

you gave to the guidance in SFAS 91, FTB 90-1 or other relevant accounting literature in determining the appropriate accounting treatment.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director